Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Investor Conference Call

February 14, 2005

“Safe Harbor” Statement

NOTE: This presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Note

Verizon intends to file a registration statement, including a proxy statement of MCI, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc.,Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

Ivan Seidenberg Chairman & CEO

Strategic Overview

Drives significant operational efficiencies while creating incremental revenue opportunities Offers Next Generation, IP-based product suite to serve a powerful Enterprise customer base Continues MCI’s heritage of innovation Maintains financial flexibility

It’s a smart deal

Deal Structure $4.8B of Verizon equity; $488M cash $1.46B of quarterly & special dividends to be paid by MCI

Closing Adjustment Governance

Standard Terms & Conditions

Straightforward & simple deal

Michael Capellas President & CEO

Key Industry Themes

Continued growth in all forms of communication Computing moving to standard building blocks IP is enabling changes in delivery models New service opportunities

Industry dynamics changing

MCI’s Competitive Advantage

Extensive IP-Centric Product Portfolio

Tenured Sales Force

Expansive Global Network

Industry-Leading Service Quality

Strong Customer Relationships

Leading IP Assets & Capabilities

Roots based on data

One of the deepest IP skill-sets in the world

Telecom industry’s most expansive global IP backbone* $38 billion+ invested in network 4,500 pops 3.2 million dial modems 130 data centers 6 continents 140+ countries

Innovative culture

Leadership in enterprise networking

*Based on company-owned PoPs

MCI’s Enterprise Business

Global Accounts

Dedicated accounts teams in 286 large multinational customers

Government Markets

Trained on-site support for complex and ultra-secure government networks

MCI Services

Established practices in customer solutions in managed networks, security, hosting and contact centers

Commercial

Experienced local, full-service account teams in 91 sales offices across the U.S.

Focus on Next Generation Services

MANAGED SERVICES

SECURITY

HOSTING

CONTACT CENTERS

Preliminary Fourth Quarter MCI Results

Revenue of $5 billion, down 2 percent sequentially & 10 percent year-over-year

Enterprise revenue up 1 percent sequentially

Operating income before depreciation and amortization was approximately $775 million, including the benefit of incidental items totaling about $270 million

Cash & cash equivalents & short term investments of $5.5B @ 12/31/04

Making MCI Stronger

Provides end-to-end products and services, including wireless voice and data Accelerates technology investments Broadens customer base Improves cost structure Increases customer confidence

Our future is brighter

Ivan Seidenberg Chairman & CEO

Network Assets

VZ Wireline

6,600 local Points of Presence Serving 2/3’s of the Top 100 MSA’s 3.6 million DSL customers 9 million fiber miles 53 Million Access Lines Wireless America’s most reliable wireless network Strong business presence Leading 3G network 43.8 million customers 269 million licensed PoP’s

MCI Wireline

4,500 Points of Presence

Presence on 6 continents & in 140+ countries and over 2,800 cities Telecom industry’s most expansive global IP backbone w/ 3.2 million dial modems 100,000 mile fiber optic network 130 Data Centers Connections to over 100,000 active buildings Most scalable IP network

Tremendous network capabilities

Superior Account Coverage

VZ w/MCI

Powerful account base Robust account coverage Single point of contact Highly experienced sales force Optimized approach to key verticals

VZ

Strong Finance & Public Sector relationships Quality tenured telco sales force Strong CPE experience Metro optical/ethernet expertise

MCI

Quality tenured Global Sales force Strong Enterprise & Federal Government account relationships Managed Solutions Sales Experience IP technical expertise

Dramatically improves go-to-market capability

Breadth of Portfolio

Premise

Local Area Networks Routers & Switches PBX & IP PBX Centrex & IP Centrex Storage equipment Security devices Wi-Fi

Access

PRI DS-1 & DS-3 Fast Packet Ethernet SONET/CWDM

FTTP Wireless Voice Wireless Data (EVDO)

Transport

Fast Packet IP-MPLS

SONET DWDM

Cellular/CDMA

Applications

IP Voice Mobility Managed Services Security Storage Hosting

End to End Managed Services

Wireline & Wireless

MPLS Backbone & OSS

Seamless migration to Next Gen IP products

Enterprise Customer Benefits

Supplier Profile

ILECs/CLECs IXCs Wireless Equipment Manufacturers System Integrators VARs Professional Services

Customer Challenges

Complexity Cost Procurement Integration Migration Multiple account teams

Customer Benefits

Simplicity Efficiency Packages Solutions Evolution Single Point of Accountability

Simplified value proposition

Savings & Benefits

Network & IT Savings SG&A Savings Revenue Opportunities

Network Investment Opportunities

Improving our scale & cost position

Doreen Toben Chief Financial Officer

Driving Network Efficiency

Network opportunities

Network efficiency Migrating services on net Out-of-Franchise investment

Savings opportunities

Engineering Facilities

Significant network efficiencies

Significant Operational Initiatives

Information Technology

Applications, licensing & contracts Data Center efficiency

Real Estate Wholesale Procurement

Improve vendor efficiency

Head count reductions primarily in support functions

Lowering our cost position…

Revenue Opportunities

Stability improves MCI base performance & retention rates Bundling across broad portfolio creates attractive value proposition Network cost position enables competitive pricing/margin performance Unparalleled fiber availability for optical and ethernet portfolio Best IP backbone drives IP services growth Managed services strength leverages high growth market opportunity Wireless Enterprise opportunities increase

…while driving new revenue opportunities

Synergy Impact

~ $500M

Wage

Non-Wage

~$750M

Wage

Non-Wage

~ $1,000M

Wage

Non-Wage

Full Year 1 Full Year 2 Full Year 3

$1 billion run rate in Year 3 & beyond

Consideration

(In millions except for per share data)

Per Share

Aggregate

Effective Value to MCI Shareholders $20.75 $6,746

Less: Quarterly & Special Cash Dividend ($4.50) ($1,463)

Cash Merger Consideration ($1.50) ($488)

Verizon Stock to be Issued $14.75 $4,795

Verizon Stock Price @2/11/05 $36.31

Exchange Ratio 0.4062

Verizon Shares to be Issued 132.1

% of Pro Forma Outstanding Verizon Shares 4.5%

Equity & cash transaction

Key Transaction Terms

Assumption of Net Debt – Targeted @ $4B Closing Adjustment for Contingent Liabilities

Bankruptcy, State & International Taxes

Downward price adjustment if claims > $1.725B

Dollar for Dollar price adjustment

Customary “Other Terms & Conditions” Regulatory approvals required

Financial Summary

Earnings – (Excluding transition costs & any intangible amortization)

Full Year 1 ~$0.10 dilutive Full Year 3 essentially break even

Free Cash Flow

Accretive in Full Year 3

Savings $7B NPV

Efficiencies driven primarily by expense savings Targeted reduction of 7,000 employees

Transition Costs

Expense - $1.0B - $1.5B through Full Year 3 CAPEX - ~$2B through Full Year 3 Integration activities largely complete by Full Year 3

Capital Structure

Minimal new share issuance

Minimal balance sheet impact while maintaining financial flexibility

Summary

Straightforward, simple & smart deal Acquire a Next Gen, IP-based product suite Improved network capabilities, customer service & account coverage Enterprise customers realize a simplified value proposition $1B run rate of savings by Full Year 3 Maintain financial flexibility Future stability for MCI

Create revenue opportunities

Strategic acquisition

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.